SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K  and Form 10-KSB    ☐ Form 11-K     ☐ Form 20-F     ☒ Form 10-Q and Form 10-QSB    ☐ Form N-SAR

For Period Ended: June 30, 2007

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Anchor Funding Services, Inc.
Full Name of Registrant

10801 Johnston Road suite 210
Address of Principal Executive Office (Street and Number)

Charlotte, NC 28226
City, State and Zip Code

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The issuer has recently filed a Form 10-SB/A with the Securities and Exchange Commission and there are open staff comments on the accounting with regard to revenue recognition which will impact the information to be contained in the Form 10-QSB for the quarter ended June 30, 2007. Accordingly, additional time is necessary to file the report. The registrant undertakes the responsibility to file such quarterly report no later than the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brad Bernstein	(866)	789-3863
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify re

 ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☒ Yes  ¨   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The issuer cannot give narratively and quantitively accurate estimates of results of operations until the staff at the SEC resolves certain Form 10-SB comments pertaining to revenue recognition.

Anchor Funding Services, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Dated: August 15, 2007	By:	/s/ Brad Bernstein
Name Brad Bernstein
Title Chief Executive Officer